May 19, 2006


                         Falcon Ridge Development, Inc.
                          5111 Juan Tabo Boulevard N.E.
                          Albuquerque, New Mexico 87111
                                 (505) 856-6043
________________________________________________________________________________


Thomas Flinn, Staff Accountant
Division of Corpoation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549


Dear Mr. Flinn:

     The company acknowledges it is responsible for the adequacy and accuracy of the disclosure in filings.

     The company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings.

     The company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,



/s/ Fred Montano
-----------------------------
Fred Montano
President
Falcon Ridge Development, Inc.






                   5111 JUAN TABO NE o ALBUQUERQUE, NM o 87111
                   PHONE: (505) 856-6043 o FAX: (505) 856-6043